Paramount Group, Inc. 1633 Broadway, Suite 1801 New York, NY 10019 Tel 212-237-3100

September 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Re:	Paramount Group, Inc.

Form 10-K for the year ended December 31, 2017

Filed February 15, 2018

Form 8-K filed August 1, 2018

File No. 001-36746

Dear Ms. Monick,

The following letter sets forth our response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated September 4, 2018 to Mr. Wilbur Paes, Executive Vice President, Chief Financial Officer and Treasurer of Paramount Group, Inc. (the “Company”), with respect to the Company’s Form 10-K for the year ended December 31, 2017, filed on February 15, 2018, and Form 8-K filed on August 1, 2018. For ease of reference and to facilitate the Staff’s review, the Company has included in italics, the Staff’s comment before its response.

Ms. Jennifer Monick Assistant Chief Accountant Office of Real Estate and Commodities Securities and Exchange Commission September 12, 2018 Page 2

Form 8-K filed August 1, 2018

Exhibit 99.2

Guidance, page 6

1.

We note you provide guidance for PGRE’s share of Cash NOI and NOI. In future supplemental packages, please reconcile your non-GAAP guidance to the most directly comparable GAAP guidance. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

As disclosed in the Company’s Earnings Press Release and the Supplemental Operating and Financial Data, which were furnished to the Commission as Exhibit 99.1 and 99.2, respectively, in Form 8-K dated August 1, 2018, the Company updated its estimated Core Funds from Operations (“Core FFO”) guidance for the full year of 2018. The Company also provided a reconciliation of estimated Core FFO to estimated net loss attributable to common stockholders, which is required by Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. However, the Company has not included reconciliations of the various “assumptions” used in arriving at estimated Core FFO, which included the Company’s share of Net Operating Income (“NOI”) and Cash NOI, as the Company does not believe that Item 10(e)(1)(i)(B) of Regulation S-K or Question 102.10 require a reconciliation of stated assumptions that underlie the guidance, as such assumptions do not constitute guidance and are not considered non-GAAP measures. These assumptions are not measures of the Company’s future financial performance, but rather are inputs used in the Company’s guidance model that may be important to investors to fully understand the basis on which the stated guidance is presented.

Any questions or comments with respect to the foregoing may be communicated to Wilbur Paes, Executive Vice President, Chief Financial Officer and Treasurer at (212) 237-3122.

Sincerely,

/s/Wilbur Paes

Wilbur Paes

Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Howard Efron

Patrick Henry

Karen Cronin

(Deloitte & Touche LLP)

Daniel Adams

Dave Roberts

(Goodwin Procter LLP)

Albert Behler

Ermelinda Berberi

Gage Johnson

(Paramount Group, Inc.)